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                                                          Exhibit (a)(2)(lxxvii)

                                                                    News Release
                                              [Willamette Industries, Inc. Logo]


FOR IMMEDIATE RELEASE

CONTACT: Greg Hawley           Jackie Lang            Paul Verbinnen/David Reno/
         EVP & CFO             Communications Manager Jim Barron
         Willamette Industries Willamette Industries  Citigate Sard Verbinnen
         503-273-5640          503-721-2769           212-687-8080

                      WILLAMETTE BOARD AUTHORIZES FURTHER
                          EXPLORATION OF ALTERNATIVES

PORTLAND, ORE. - December 18, 2001 - Willamette Industries (NYSE: WLL) today announced that its Board convened to discuss and evaluate the revised $55 per share offer from Weyerhaeuser (NYSE: WY). At the meeting, the Board determined to continue its previously announced negotiations with Georgia-Pacific Corp. (NYSE: GP), to explore with Weyerhaeuser the revised offer and to consider other value enhancing alternatives. Since Georgia-Pacific was pursuing other strategic options when it agreed to consider the proposed building products transaction with Willamette, Willamette has agreed to reimburse Georgia-Pacific for its reasonable costs and expenses if a Georgia-Pacific transaction is not completed.

The Willamette Board plans to reconvene the first week in January to review its alternatives. Until such time, the Board does not expect to take a position with respect to Weyerhaeuser's revised offer or other alternatives.

Willamette Industries is an integrated forest products company with 105 plants, located in the U.S., France, Ireland and Mexico. The Company owns 1.7 million acres of forestland in the U.S. and manages it sustainably to produce building materials, composite wood panels, fine paper, office paper products, and corrugated packaging and grocery bags.

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Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward looking statement made by Willamette with respect to the Weyerhaeuser tender offer is not entitled to the benefit of the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including pricing pressures; the cost and availability of wood fiber; the effect of natural disasters on the Company's timberlands; construction delays; risk of nonperformance by third parties; and the impact of environmental regulations and other costs associated with complying with such regulations. Please refer to Willamette Industries' Securities and Exchange Commission filings for further information.